UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Sets Out New Growth Agenda
LONDON, February 2, 2012/PRNewswire-FirstCall/ --
Shell (NYSE: RDS.A) (NYSE:RDS.B) today updated shareholders on progress against its strategic plan to generate profitable growth. In today's volatile economic environment, the company's strategic aim remains to drive forward with its investment programme, to deliver sustainable growth and provide competitive returns to shareholders.

Key highlights:

    - Global economy and energy markets likely to see continued high volatility.
      Shell remains focused on through-cycle investment for sustainable growth.
    - Delivery of underlying strategic drivers for 2012 targets established, underpinned by 14 project start-ups 2009-11, and Shell's continuous improvement
      programmes.
    - Shell declared ~$10.5 billion of dividends in 2011 and expects to grow the dividend in 2012, reflecting an improving financial position.
    - Net capital investment in 2012 of $30 billion - 80% in Upstream - as Shell invests for a new tranche of growth.
    - Measured increase in spending and payout underpinned by a new outlook for cashflow from operations for the period 2012-15 some 30-50% higher than the 2008-11
      total.
    - Growth outlook driven by over 60 new projects and options, maturing ~20 billion boe of new resources potential, including major projects in liquefied natural
      gas (LNG), deep water, tight gas, liquids-rich shales and traditional plays.

Economic development in non-OECD countries is driving sustained and long term demand growth for all forms of energy. Regulatory and political uncertainties, combined with challenges in debt markets, are adding to price and cost volatility in this long term trend. Shell is investing for sustainable growth through what is likely to remain a highly volatile period in the economy and energy markets. The company's activities provide affordable, safe and reliable energy supplies for our customers, world-wide.
Delivering on targets to 2012
Shell's three-year strategic plan, first outlined in early 2010, was designed to build the foundations for profitable growth for shareholders, by improving near-term competitive performance, and delivering growth to 2012. The main strategic drivers of this plan have now been achieved:

    - Performance focus. A substantial corporate reorganization, launched in
      2009, simplified the company, reduced costs, and created a platform for faster
      delivery of our strategy. In addition, we are driving the Downstream portfolio to
      improve returns and growth potential.
    - Cashflow from operations excluding working capital movements was $43 billion
      in 2011 - reaching the headline target we had set for 2012 - rebalancing the company
      to surplus cashflow.
    - Continuous improvement and capital efficiency are embedded in Shell.
Disposals
      of $17 billion from 2009-11, and $15 billion of acquisitions are repositioning the
      company for new growth.
    - Growth delivery. Shell has started up 14 new projects in 2009-11 -
including
      the world class Pearl gas-to-liquids project in Qatar.
    - Shell's oil and gas resources base on stream has increased by 33%, or 3 billion boe, to 12 billion boe between 2009 and 2011. Maintaining a strong project
      flow, the company is maturing a further 20 billion boe of new resources for future
      growth.

Our headline proved Reserves Replacement Ratio for the year on an SEC basis is expected to be around 100%. Our Organic Reserves Replacement Ratio, which excludes the impact of oil price movements in the year, acquisitions and divestments, is expected to be around 120%.
Shell's CEO Peter Voser commented: "Shell's strategy is innovative and competitive. Our improving financial position creates an opportunity to increase both our dividends and investment levels. With ramp up now well in hand for near-term growth, I want to move our agenda forward today, with new targets for the company."
"We are delivering our growth plans. Today's update sets a new and sustainable growth agenda for the company. We declared over $10 billion of dividends in 2011 and we are expecting to return to dividend growth for 2012. This reflects our confidence that there is more to come from Shell. "
Setting out new priorities
Voser commented: "We have worked hard to generate a strong pipeline of investment opportunities for Shell, and we put the emphasis firmly on a competitive financial performance. Shell's investment programmes create cashflow growth, which in turn funds our dividends. All of this is supported by efficiency gains from our continuous improvement programmes, where the opportunity set runs to billions of dollars for Shell."

    - Net capital investment will be some $30 billion in 2012, with over ~80%
      Upstream, of which 60% will be in North America and Australia. We continue to mature
      further development opportunities, with Final Investment Decision on 17 new projects
      in 2010-11. In 2011, the company has built new positions including Iraq gas, Asia
      Pacific LNG, liquids-rich shales, and new exploration acreage in 10 countries. This
      portfolio growth supports our increased investment program and updated growth outlook.
    - Our cashflow from operations for 2008-11 was $136 billion, excluding working
      capital movements. Cashflow from operations should be some 30-50% higher for 2012-15
      (1).
    - Capital efficiency is a key part of Shell's strategy. Divestments are expected
      to be $2-3 billion in 2012, with $17 billion of asset sales completed in
2009-11.
    - In Upstream, the company expects some 250,000 boe/d of asset sales and licence
      expiries over the 2012-17 timeframe. Assuming these impacts play out, oil
& gas
      production should average some 4 million boe/d in 2017-18, an increase of some 25%
      from 2011 levels of 3.2 million boe/d.

Growth investment
The key investment themes that underpin this profitable growth include over 60 new projects and options, which should unlock oil & gas resources potential of over 20 billion boe.

    - Exploration. We continue to balance exploration drilling in established basins, with selective expansion into frontier acreage, and new plays such as
      liquids-rich shales. Our exploration spending increased by some 30% to
$3.6 billion in
      2011, excluding acreage purchases, and should increase a further 35% in
2012 to some
      $5 billion.
    - Traditional developments in Shell's heartlands will see $6 billion of 2012 investment. This includes extending the life of Shell's mature heartland positions
      such as the UK North Sea and South East Asia. Around $3 billion of investment in this
      category will be in countries with large undeveloped resources positions -
Nigeria,
      Kazakhstan and Iraq.
    - Integrated gas. Shell has ~8 mtpa of LNG capacity under construction - all in
      Australia - an increase of ~40% over today's position, with at least $5 billion of
      capital investment planned for 2012. In addition, Shell has some 15 mtpa of new LNG
      capacity under study.
    - Deep water oil and gas spending in 2012 of some $4 billion, with 250,000 boe/d
      under construction, in 7 projects spanning the Gulf of Mexico, Brazil and
Malaysia.
    - Tight gas and liquids-rich shales. Shell continues to build a world-wide portfolio in these new plays, with 50,000 square kilometers in total, including an
      increase of 12,000 square kilometers in 2011 in liquids-rich plays. We allocate
      capital to these plays on a short term basis with a high degree of flexibility, driven
      by economics and affordability. Some $4 billion of world-wide development investment
      is planned for 2012, focusing on production from the lowest cost gas positions, and
      growing our liquids production. Production from liquids-rich shales has the potential
      to reach some 250,000 boe/d in 2017.
    - In heavy oil world-wide, we are planning for $2 billion of 2012 spending, covering EOR, mining and upgrading activities. In Canada, Shell is investing in a
      series of debottlenecking projects in oil sands mining, which will add
~50,000 b/d by
      2020. We expect to take final investment decision on a 1.1 mtpa carbon capture and
      storage project - Quest - in 2012.
    - We continue to focus on operational excellence and selective growth in
      Downstream, with $6 billion investment planned for 2012. Commissioning is underway at
      the 325,000 b/d Port Arthur refinery expansion project, creating one of the largest
      refineries in the United States, at some 600,000 b/d. Shell is also looking at new
      manufacturing capacity options in North America, in Qatar and in China, as well as
      selective growth in marketing activities, and continued momentum in Brazil biofuels.

1: Outlook assumes $80-100 Brent, improved North America gas and Downstream environment from 2011, and excludes working capital movments.

Definitions and cautionary statement
Resources: Our use of the term "resources" in this press release includes quantities of oil and gas not yet classified as SEC proved oil and gas reserves or SEC proven mining reserves. Resources are consistent with the Society of
Petroleum Engineers 2P and 2C definitions.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release "Shell", "Shell group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
''Subsidiaries'', "Shell subsidiaries" and "Shell companies" as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies"
or "associates" and companies in which Shell has joint control are referred to as "jointly controlled entities". In this press release, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'',
''may'', ''plan'', ''objectives'', ''outlook'', ''probably'', ''project'',
''will'', ''seek'', ''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended 31 December, 2010
(available at http://www.shell.com/investor and http://www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, 2 February 2012. Neither Royal
Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release. There can be no assurance that dividend payments will match or exceed those set out in this press release in the future, or that they will be made at all.
We use certain terms in this press release, such as resources, that the United
States Securities and Exchange Commission (SEC) guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330

    Enquiries:
    Shell Media Relations
    International, UK, European Press: +31-70-377-3600
    Shell Investor Relations
    Europe: +31-70-377-3996
    United States: +1-713-241-2069

Source: Royal Dutch Shell plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 2 February 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary